Exhibit 99.1

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-10 of Denison Mines Corp. (File No. 333-258939) in connection with the review and approval of the scientific and technical disclosure contained in the Management’s Discussion and Analysis of the Financial Position and Results of Operations of the Company for the three months ended March 31, 2022, Management’s Discussion and Analysis of the Financial Position and Results of Operations of the Company for the year ended December 31, 2021 and the Annual Information Form of the Company for the year ended December 31, 2021 dated March 25, 2022, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement.

Dated: May 10, 2022

/s/ Andrew Yackulic _________
Andrew Yackulic, P.Geo.
Denison Mines Corp.